14045628

S
:COMMISSION
0549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILICON VALLEY PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 S. EL CAMINO REAL, SUITE 1289

(No. and Street)

SAN MATEO	CA	94402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIM GARRARD 404 401-4185

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.

(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway Suite 108-381	Athens	GA	30606
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
FEB 27 2014
WASH. DC
191 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
3/14/14

OATH OR AFFIRMATION

I, BLAKE WARNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILICON VALLEY PARTNERS LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of California County San Mateo
Subscribed and sworn to (or affirmed) before me on this 25 day of February 2014, By Blake Warner proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Notary Public Signature Seal

Notary Public

Signature

MANAGING PARTNER

Title

SHRUTI BHALLA
COMM. 1939200
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires June 18, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILICONVALLEY
PARTNERS

February 26, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To whom it may concern,

Enclosed are two (2) copies of our firm's annual audited financial statements for the year ending December 31, 2013. The copies have been notarized for final submission. Please let me know if you have any questions regarding the enclosed.

Sincerely,

Blake Warner
Managing Partner

Enclosure: 2013 Audit (2 copies)

SEC MAIL PROCESSING
RECEIVED
FEB 27 2014
WASH, D.C. SECTION
191

Silicon Valley Partners LLC
400 El Camino Real, Suite 1289
San Mateo, California 94402
tel (650) 393-5661

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2013
AND INDEPENDENT AUDITORS' REPORT

WJB & Co., P.C.

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Silicon Valley Partners LLC

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Silicon Valley Partners LLC, (the Company) as of December 31, 2013, and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Valley Partners LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 19, 2014

WJB & CO., P.C.
1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS:		
Cash	$	23,648
Accounts Receivable		116,973
Prepaid expenses		12,601
Total current assets		153,222
FURNITURE AND EQUIPMENT		55,837
Less accumulated depreciation		(17,165)
Furniture and equipment - net		38,672
OTHER ASSETS - deposit		2,635
TOTAL ASSETS	$	194,529

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	13,743
LONG-TERM LIABILITY - deferred rent		1,477
TOTAL LIABILITIES		15,220
MEMBERS' EQUITY		179,309
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	194,529

See Independent Auditors' Report and
Notes to Financial Statements.

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Advisory fees	$	1,497,000
Consulting services		68,900
Reimbursed expenses		61,961
Total Revenues		1,627,861
OPERATING EXPENSES:		
Compensation and benefits		479,108
Legal and professional fees		44,817
Communications and technology services		41,406
Travel		40,707
Rent		35,537
Meals and entertainment		27,228
Office		24,464
Depreciation		10,943
Regulatory fees		9,416
Insurance		5,375
Marketing		4,348
Taxes and licenses		3,445
Dues and subscriptions		915
Total expenses		727,709
Net operating income		900,152
Other income (expense)		
Interest income		74
Interest expense		(601)
Other income (expense) - net		(527)
NET INCOME	$	899,625

See Independent Auditors' Report and
Notes to Financial Statements.

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

MEMBERS' EQUITY, JANUARY 1	$	134,684
Net income		899,625
Members' contributions		10,000
Members' distributions		(865,000)
MEMBERS' EQUITY, DECEMBER 31	$	179,309

See Independent Auditors' Report and
Notes to Financial Statements.

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES:		
Net income	$	899,625
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,943
(Increase) decrease in:		
Accounts receivable		(90,983)
Prepaid expenses		(3,225)
Increase (decrease) in:		
Accounts payable and accrued expenses		7,402
Net cash provided by operating activities		823,762
INVESTING ACTIVITY - purchase of office equipment		(33,856)
FINANCING ACTIVITIES:		
Members' contributions		10,000
Members' distributions		(865,000)
Net cash used by financing activities		(855,000)
NET DECREASE IN CASH		(65,094)
CASH AT BEGINNING OF YEAR		88,742
CASH AT END OF YEAR	$	23,648
SUPPLEMENTAL DISCLOSURE - interest paid	$	601

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Silicon Valley Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective March 17, 2011. The Company is a Delaware limited liability company and a wholly owned subsidiary of JBW Ventures LLC (the "Parent" and sole member).

The Company provides advisory services for mergers and acquisitions and capital raising transactions.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of two to five years.

2. CONCENTRATIONS

Concentration of Revenue
The Company earned approximately 84% of its revenue from a single customer for the year ended December 31, 2013.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3. RELATED PARTY TRANSACTION

The Company received contributions from its members of $10,000 and paid distributions of $865,000 to its members, such amounts are reported on the accompanying Statement of Changes in Members' Equity.

4. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2013 are as listed below:

Year Ending December 31:		
2014	$	26,846
Thereafter		-
	$	26,846

Rent expense for the year ended December 31, 2013 was $35,537 and is shown on the accompanying Statement of Operations.

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2013.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $8,428, which was $3,428 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 180.59%.

6. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

7. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 179,309
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts Receivable	(116,973)
Prepaid expenses	(12,601)
Furniture and equipment - net	(38,672)
Deposits	(2,635)
NET CAPITAL	$ 8,428
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	13,743
Deferred Rent	1,477
Total aggregate indebtedness	$ 15,220
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	$ 3,428
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 2,428
Percentage of aggregate indebtedness to net capital	180.59%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2013.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Member
Silicon Valley Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 12 and 13 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Silicon Valley Partners LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no material differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

MJB&Co., P.C.

Athens, Georgia
February 19, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Silicon Valley Partners, LLC #153909
400 S. El Camino Real
Suite 1289
San Mateo, CA 94402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jim Garrard 404-401-4185

2.	A. General Assessment (item 2e from page 2)		$3742.56
	B. Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid		(388.61)
	C. Less prior overpayment applied		( )
	D. Assessment balance due or (overpayment)		
	E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
	F. Total assessment balance and interest due (or overpayment carried forward)		$3353.95
	G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$3353.95	
	H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Silicon Valley Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of January, 20 14.

CFO/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 13 and ending December 31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,627,882.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	61,960.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consulting Services	68,900.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,497,022
2e. General Assessment @ .0025	$ 3742.56

(to page 1, line 2.A.)

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member
Silicon Valley Partners LLC:

In planning and performing our audit of the financial statements and supplementary schedule of Silicon Valley Partners LLC (the "Company"), as of and for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

See Independent Auditors' Report and
Notes to Financial Statements

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2013 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

MJB&Co., P.C.

Athens, Georgia
February 19, 2014

See Independent Auditors' Report and
Notes to Financial Statements

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
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WBOWDEN@VOLCPA.COM